The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Amendment No. 1 dated September 9, 2013 to Preliminary Pricing Supplement

(To Prospectus dated July 19, 2013,
the Prospectus Supplement dated July 19, 2013

and the Index Supplement dated July 19, 2013)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 September 9, 2013

THE PURPOSE OF THIS AMENDMENT NO. 1 TO THE PRELIMINARY PRICING SUPPLEMENT DATED SEPTEMBER 9, 2013 (THE “ORIGINAL PRELIMINARY PRICING SUPPLEMENT”) IS TO CORRECT THE HYPOTHETICAL PAYMENT AT MATURITY THAT APPEARED IN THE ORIGINAL PRELIMINARY PRICING SUPPLEMENT.

US$[           ]

PRINCIPAL AT RISK CALLABLE CMS STEEPENER AND S&P 500® INDEX

LINKED NOTES DUE SEPTEMBER 18, 2028

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Original Trade Date:		Original Issue Date:	September 18, 2013
Final Valuation Date:	September 11, 2028(*)	Maturity Date:	September 18, 2028(**) subject to Redemption at the Option of the Company (as set forth below).
Barrier Level:	[ ], which is equal to [50.00]% of the Initial Index Level.	Initial Index Level:	[ ], which is the Index Level on the Original Trade Date.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, expressed as a percentage and calculated as follows:	Final Index Level:	The Index level on the Final Valuation Date.
Final Index Level – Initial Index Level
Initial Index Level

Index:

S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see “Information Regarding the Index” below and “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in this accompanying index supplement.

Payment at Maturity:

If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provision, and  you hold the Notes to maturity, for each $1,000 principal amount Note, you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•                   If the Final Index Level is greater than or equal to the Barrier Level: $1,000

•                   If the Final Index Level is less than the Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) Index Return. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Index Return]

If the Final Index Level declines by more than [50.00]% from the Initial Index Level, you will lose 1.00% of the principal amount of your Note for every 1% that the Final Index Level falls below the Initial Index Level. As such, you will lose some or all of your principal at maturity if the Final Index Level declines from the Initial Index Level by more than [50.00]%.

[Terms of Notes continue on next page]

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a maximum commission equal to $[30.00] per $1,000 principal amount, or [3.00]%, resulting in a minimum aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $[970.00] or greater than $[1,000] per $1,000 principal amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.  See “The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” below for additional detail.

Our estimated value of the Notes on the original trade date, based on our internal pricing models, is expected to be between $905.00 and $945.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are priced for sale to the traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the original trade date, but in no case will be less than $905.00 per Note.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” on page PPS-2 below.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS-2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Index Level:

With respect to the Index on any valuation date, the closing value of the Index published at the regular weekday close of trading on that valuation date as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>”or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

CUSIP:	06741TJ96	Denominations:	Minimum denominations of US$50,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741TJ966
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Day Count Convention (or Fraction): ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:  The CMS Spread.

CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus CMS Rate with a maturity of 2 years.  (See “The CMS Rates” on page PPS-10 for additional information on how the CMS Rates are calculated).

		Maximum Interest Rate:	[10.00]% per annum.
		Minimum Interest Rate:	[0.00]% per annum.
Initial Interest Rate:	[10.00]% per annum (will be set on the Original Trade Date).
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding September 18, 2014: the Initial Interest Rate

For each Interest Period commencing on or after September 18, 2014, the interest rate per annum will be equal to the product of (1) the Multiplier times (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier:	For Interest Periods commencing on or after:	Multiplier
	September 18, 2014	[4.00]
Interest Payment Dates:

☐ Monthly,                                                          ☒ Quarterly,                                                                   ☐ Semi-Annually,                                                                              ☐ Annually,

payable in arrears on the 18th day of each March, June, September and December, commencing on December 18, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period commencing on or after September 18, 2014, the first day of such Interest Period
Interest Determination Date:	Two New York Business Days prior to the relevant Interest Reset Date
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date occurring on or after September 18, 2015, provided we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

(*) Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

(**) Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes–-Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, the prospectus supplement, the index supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the index supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the initial issue date of the Notes. There may be circumstances where investors may be offered to purchase those Notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors.  Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At our sole option, we may decide to offer additional Notes after the original trade date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the original trade date, but in no case will be less than $905.00.

We urge you to read the “Selected Risk Factors” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•                Your Investment May Result in a Loss; You Could Lose Your Entire Principal Investment in the Notes— The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Level.  As such, if the Final Index Level declines from the Initial Index Level by more than 50.00%, you will lose an amount equal to 1.00% of the principal amount for every 1% that Final Index Level has fallen below the Initial Index Level.  Moreover, if the Index Level declines to zero, then you will lose your entire investment in the Notes.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” below.

•                The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Issue Date—If the Final Index Level declines from the Initial Index Level by more than 50.00%, you can lose your up to your entire principal investment in the Notes.  The Final Index Level will be based on the closing level of the Index on the Final Valuation, which is a date that is approximately fifteen years following the Issue Date.  Because the Payment at Maturity on your Notes, if any, is based solely on the performance of the Index on the Final Valuation Date, your investment in the Notes entails taking a position on the performance of the Index as of a date that occurs approximately fifteen years after the Issue Date. During this fifteen year period, a multitude of factors, including, among other things, political, economic, regulatory, environmental and military events, can have a significant impact on the performance of the Index.  Many of these factors and events are unpredictable.  Making accurate long-term predictions regarding the performance of equities indices, such as the Index, is exceedingly difficult, if not impossible, and an investment in the Notes subjects you to significant market risk.  Moreover, in contrast to the Notes, which expose investors to full principal risk if the Final Index Level is less than the Barrier Level, a majority of instruments with similar maturities to the Notes are principal protected (subject to the creditworthiness of the relevant issuer).  As such, in light of the fact that your principal investment in the Notes is at risk, the Notes are significantly riskier than many other instruments with similar maturities and therefore should not be viewed by investors as being comparable to standard fixed income investments.

•                The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Level of the Reference Asset will be based solely on the Index Level on the Final Valuation Date (which will occur approximately fifteen years following the Issue Date). Therefore, if the level of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Reference Asset prior to such drop.  Please see “The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Issue Date” for further discussion on the on the timing of the observation of the Index Level for purposes of determining the Payment at Maturity, if any.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates. Instead, after the initial Interest Periods for which the Initial Interest Rate applies, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the (a) Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum

PPS-2

Interest Rate and the Maximum Interest Rate.  Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date.  If the CMS Spread on any Interest Determination Date is equal to or less than zero (i.e., the difference between the CMS Rates of the two maturities identified on the cover page hereof is equal to or less than zero), you would receive no interest payment on the related Interest Payment Date (i.e., the interest rate for that Interest Payment Date would be equal to the Minimum Interest of 0.00%).  If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, you would receive no interest payments on your Notes throughout their term after the initial Interest Periods for which the Initial Interest Rate applies.

•              Maximum Interest Rate —The interest rate on the Notes for each Interest Period commencing on or after September 18, 2014 is capped for that Interest Period at the Maximum Interest Rate. Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes (for each Interest Period commencing on or after September 18, 2014) will be based on the levels of the CMS Rates, the interest that will apply during each such Interest Period on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant Interest Determination Date. In addition, if the product of the CMS Spread and the Multiplier of 4.00 is less than the Maximum Interest Rate for any Interest Period for which the floating rate applies, the interest rate for such Interest Period will be less than the Maximum Interest Rate.  As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

•              Potential Return Limited to Any Interest Payments —The return on the Notes, if any, is limited to the interest payments, if any.  You will not receive any appreciation in the principal amount of your Notes, and you will not participate in any appreciation in the level of the Index.  Moreover, because the interest payments on the Notes, if any, will be made for a particular Interest Period based on the performance of the Reference Rate, it is possible that you will not receive any interest payments during the term of the Notes.      Please see “Reference Rate / Interest Payment Risk” above.

•              The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors— Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•              Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date commencing on or after September 18, 2015. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

•              Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Barclays Bank PLC or its affiliates may hold inventory in the Notes, which may further impair the development of a secondary market.   Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•              Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

PPS-3

In addition, the Wealth and Investment Management division of Barclays Capital Inc. (“WIM”), may arrange for the sale of the Notes to certain of its clients.  In doing so, WIM, functioning through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of WIM as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  WIM is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through WIM, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Historical Levels Are Not Indicative of Future Performance—In the past, the levels of the CMS Rates and the Index have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS Rates and the Index are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS Rates or the Index, as the case may be, is not an indication that the CMS Ratesare more or less likely to increase or decrease at any time during the Interest Periods or that the Index is likely to remain above the Barrier Level on the Final Valuation Date. Changes in the levels of CMS Rates and the Index will affect the value of the Notes, but neither we nor you can predict the future performances of the CMS Rates or the Index based on their historical performances. The actual performances of the CMS Rates, as well as the interest payable on each Interest Payment Date for which the floating rate of interest applies, , and the Index, as well as the amount payable on the Notes at maturity, if any, may bear little or no relation to the hypothetical levels of the CMS Rates, the Index or to the hypothetical examples shown in this preliminary pricing supplement.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments that you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes in excess of the interest payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number

PPS-4

of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional Notes after the original trade date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the original trade date.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates or that are included in or linked to the Index.    Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

PPS-5

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the difference between 30 Year CMS Rate and 2 Year CMS Rate. In general, the value of the Notes will increase when the difference between the CMS Rates increases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate), and the value of the Notes will decrease when the difference between the CMS Rates decreases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate).  Conversely, the value of the Notes will decrease when the difference between the CMS Rates increases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate), and the value of the Notes will increase when the difference between the CMS Rates decreases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate). Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

o                the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;

o                the time to maturity of the Notes.  As a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

o                the expected volatility of the Index;the dividend rate on the common stocks underlying the Index;

o                Interest and yield rates in the market generally;

o                the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease so that only the Minimum Interest Rate will be paid during the term of the Notes following the first year;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated based on the CMS Spread.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on after September 18, 2014, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period).  If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread or a CMS Spread of zero, and therefore a negative Reference Rate or a Reference Rate that is equal to zero.

PPS-6

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on or after September 18, 2014, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Because the Minimum Interest Rate on the Notes is equal to 0.00%, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”. The per annum interest rate will also be limited to any Maximum Interest Rate specified on the cover page hereof.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period commencing on or after September 18, 2014 under scenarios for the CMS Rates and the Reference Rate. These examples are based on the applicable Reference Rate for the Notes, which is equal to the difference of 30 Year CMS Rate minus 2 Year CMS Rate, a Multiplier of 4.00, the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 10.00%. The examples are also based on the Notes having quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the relevant CMS Rates or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]
3.00%	4.20%	–1.20%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–0.60%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	-0.00%	0.00%	0.00%	$0.00
6.00%	5.30%	0.70%	2.80%	0.70%	$7.00
8.00%	5.90%	2.10%	8.40%	2.10%	$21.00
9.00%	5.70%	3.30%	10.00%[4]	2.50%	$25.00

1.               For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Interest Determination Date.

2.               The interest rate per annum is equal to the product of the Multiplier (4.00) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (10.00%).

3.               The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.

4.               The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 10.00%.

5.               The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).

6.               The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.70% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate).  In this case, the per annum interest rate for that Interest Period would be 2.80% (equal to the Reference Rate times the Multiplier of 4.00), and you would receive an interest payment of $7.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

PPS-7

Effective Interest Rate = 2.80% x (90/360) = 0.70%

Interest Payment = $1,000 x 0.70% = $7.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be -0.60% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of -2.40%, which is less that Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 9.00% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 3.30% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate).  Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of 13.20%, which is greater than the Maximum Interest Rate of 10.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 10.00%, and you would receive an interest payment of $25.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 10.00% x (90/360) = 2.50%

Interest Payment = $1,000 x 2.50% = $25.00

HYPOTHETICAL PAYMENT AT MATURITY (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity.  The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Index Level is 1,655.08, (ii) the Barrier Level with respect to the Index is 827.54 (the Initial Index Level multiplied by 50.00%, rounded to the nearest hundredth) and (iii) the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Company” as described above and the Notes are held until maturity.  The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final interest payment, will depend on whether the Final Index Level is greater than or equal to or less than the Barrier Level. You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Index Level is greater than or equal to the Barrier Level.

If the Final Index Level is less than the Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return.  As such, if the Final Level of the Index has depreciated by more than 50.00% relative to its Initial Level, you may lose some or all of the principal amount of your Notes at maturity.

Final Index Level	Index Return	Payment at Maturity*
3,310.16	100%	$1,000.00
3,144.65	90%	$1,000.00
2,979.14	80%	$1,000.00
2,813.64	70%	$1,000.00
2,648.13	60%	$1,000.00
2,482.62	50%	$1,000.00
2,317.11	40%	$1,000.00
2,151.60	30%	$1,000.00
1,986.10	20%	$1,000.00
1,820.59	10%	$1,000.00
1,737.83	5%	$1,000.00
1,655.08	0%	$1,000.00
1,572.33	-5%	$1,000.00
1,489.57	-10%	$1,000.00
1,406.82	-15%	$1,000.00
1,324.06	-20%	$1,000.00

PPS-8

1,241.31	-25%	$1,000.00
1,158.56	-30%	$1,000.00
1,075.80	-35%	$1,000.00
993.05	-40%	$1,000.00
827.54	-50%	$1,000.00
662.03	-60%	$400.00
496.52	-70%	$300.00
331.02	-80%	$200.00
165.51	-90%	$100.00
0	-100%	$

*Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Index Level increases from an Initial Index Level of 1,655.08 to a Final Index Level of 2,813.64.
Because the Final Index Level of 2,813.64 (representing an increase of 70.00%) is greater than the Initial Index Level of 1,655.08, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The Index Level decreases from an Initial Index Level of 1,655.08 to a Final Index Level of 1,489.57.

The Final Index Level of 1,489.57 (representing a decline of -10.00% from the Initial Level) is less than the Initial Index Level of 1,655.08, but greater than the Barrier Level of 827.54. As such, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Index Level of 1,655.08 to a Final Index Level of 496.52.

The Final Index Level of 496.52 (representing a decline of -70.00% from the Initial Index Level) is less than the Barrier Level of 827.54. As such, the investor will receive a Payment at Maturity of $300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -70.00] = $300.00

PPS-9

THE CMS RATES

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), will be determined by the Calculation Agent by reference to the 30 Year CMS Rate and 2 Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date.  Please see the information contained in “Reference Assets—CMS Rate” starting on page S-72 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Interest Determination Date.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that 30 Year CMS Rate will be greater than 2 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Interest Period commencing on or after September 18, 2014 will depend on the actual CMS Rates on the applicable Interest Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates from January 2008 through September 5, 2013 based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for any Interest Periods commencing on or after September 18, 2014 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 2 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	1.967%	1.767%	3.295%	3.503%	2.165%	2.590%
February	2.308%	1.762%	3.352%	3.406%	2.219%	2.551%
March	2.178%	1.872%	3.321%	3.350%	2.394%	2.567%
April	1.676%	2.103%	3.130%	3.384%	2.256%	2.453%
May	1.650%	2.838%	2.815%	3.309%	1.739%	2.769%
June	1.393%	2.634%	2.750%	3.392%	1.931%	2.948%
July	1.562%	2.744%	2.990%	3.242%	1.912%	3.215%
August	1.452%	2.767%	2.516%	2.686%	2.103%	3.149%
September	1.233%	2.619%	2.742%	2.139%	2.185%	3.233(2)
October	1.662%	2.923%	3.150%	2.436%	2.229%
November	0.928%	3.037%	3.034%	2.096%	2.175%
December	1.233%	3.104%	3.341%	1.871%	2.356%

(1)          The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate.

(2)          As measured on September 5, 2013.

PPS-10

INFORMATION RELATING TO THE INDEX

As noted above, the Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For more information about the Index, see “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in this accompanying index supplement.

HISTORICAL INDEX INFORMATION

The following graph sets forth the historical performance of the Index from January 2, 2008 to September 5, 2013.  The closing level of the Index on September 5, 2013 was 1,655.08.  The past historical performance of the Index should not be taken as an indication of future performance, and we cannot give you any assurance that the Index Level will be higher than the Barrier Level on the Final Valuation Date.  We obtained the information in the graph below from Bloomberg, without independent verification.  Historical Performance is not indicative of future performance.

PPS-11

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Index.

If your Notes are properly treated as a contingent income-bearing derivative contract, it would be reasonable (i) to treat any interest payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time  and your basis in the Notes for U.S. federal income tax purposes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes and the interest payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income

PPS-12

Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Factors—Taxes”, in this pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-13

US$

BARCLAYS BANK PLC

PRINCIPAL AT RISK CALLABLE CMS STEEPENER AND S&P 500® INDEX

LINKED NOTES DUE SEPTEMBER 18, 2028

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013, THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013 AND THE INDEX SUPPLEMENT DATED JULY 19, 2013)